United States securities and exchange commission logo





                               August 7, 2023

       Christopher Gerteisen
       Chief Executive Officer
       Nova Minerals Ltd
       Suite 5, 242 Hawthorn Road,
       Caulfield, Victoria 3161
       Australia

                                                        Re: Nova Minerals Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted July 10,
2023
                                                            File No. 377-06776

       Dear Christopher Gerteisen:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted July 10, 2023

       Mineral Resource Estimate, page 4

   1. We note that resources and reserves reported in your filing and in the Technical Report
                                                        Summary at Exhibit 96.1
appear to be presented on a 100% basis, rather than being
                                                        limited to
mineralization associated with your interests.

                                                        As such, it appears
that you will need to revise your filing to disclose only that portion of the resources and
reserves that are attributable to your ownership interest to comply with
                                                        Item 1303(b)(3)(iii) of
Regulation S-K.

                                                        Please also discuss
this requirement with the qualified persons associated with the
 Christopher Gerteisen
Nova Minerals Ltd
August 7, 2023
Page 2
         Technical Report Summary as you will need to obtain and file a revised exhibit that is similarly oriented in reflecting only your interests in the properties or projects, consistent with Instruction 1 to paragraphs (b)(96)(iii)(B)(11) and (12) to Item 601(b)(96) of
         Regulation S-K.
2. Please expand your resource and cutoff grade disclosures here and elsewhere in the filing to include a description of your cutoff grade calculation, and the parameters (e.g., prices and costs) that were used to determine the cutoff grades for your resource estimates, consistent with the requirements in Item 1304(f)(1) and (2) of Regulation S-K. Your
         disclosures should also clarify whether the estimates are based on an economic break-even cutoff grade, or a marginal cutoff grade.
As a foreign private issuer, we are permitted to rely on exemptions, page 35

3. We note your disclosure at page 74. Please expand this risk factor, or add a new one, to address the risk that your home jurisdiction does not impose defined corporate governance standards, except in limited circumstances. Your revised disclosures should explain the significance to investors.
Use of Proceeds, page 38

4. We note you expect to use the net proceeds from this offering for the development of your
         Estelle Gold Project and for general working capital. Please disclose the estimated net amount of the proceeds broken down into each principal intended use thereof. If you are not able to disclose specific plans for the net proceeds please discuss the principal reasons for the offering. Refer to Item 3.C.1 of Form 20-F as contemplated by
Item 4.a of Form F-
         1.
Selected Consolidated Financial Data, page 42

5. We note that your two tables on page 42 include the header "(A$, except share amounts)"
         although the share amounts included therein appear to correspond to earnings (loss) per share as presented on pages F-3 and F-41, which appear to be shown in A$.

         Please revise your presentation as necessary to clarify or resolve this apparent inconsistency. Please also resolve the discrepancy pertaining to your summary of revenue and other income for those periods in which you are reporting interest income in your financial statements.
Management's Discussion and Analysis
Contractual Obligations, page 47 Gerteisen
FirstName LastNameChristopher
Comapany
6.         NameNova
      Please             Minerals Ltd
              file the convertible note facility with Nebari Gold Fund LLP as an exhibit to your
Augustregistration
       7, 2023 Page statement.
                       2       Refer to Item 601(b)(10) of Regulation S-K.
FirstName LastName
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The Estelle Gold Project, page 52

7. Please expand your individual material property disclosure to include a description of, and map showing, the location of your material property within 1 mile, using an easily recognizable coordinate system, to comply with Item 1304(b)(1)(i) of Regulation S-K.
8. Please expand your disclosures to include the following information for each material property/project:

                Identifying information, such as the property name, mining concession name or number, and dates of recording and expiration, having details sufficient to distinguish your concession from other concessions that may exist near your properties.

                A description of all interests in your properties, including the terms of all underlying agreements and/or royalties.

                A description of the process by which mineral rights are acquired at this location, including the basis for establishing the mineral rights, and the duration of the mineral rights, including surface rights, mining claims and/or concessions.

                A description of any conditions that must be met in order to obtain or retain title to the property, any rights held by any other company on the property, such as surface and/or mineral rights, quantification and timing of all necessary payments, including annual maintenance fees, and the identity of the party who is responsible for paying these amounts.

                The total cost or book value of your property, and the associated plant and equipment.

         Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required by Item 1304(b) of Regulation S-K. Other Assets, page 60

9. We note your disclosure that you own interests in companies that partially provide a hedge against fluctuations in the gold price. In this regard, please discuss whether owning investment securities of other companies will be a material part of your business after this offering.
10. Please expand your disclosures to provide complete summary property details, including the locations and descriptions of minerals rights for your material and non-material properties, as required by Item 1303(b) of Regulation S-K.
Our Opportunity, page 60

11. We note your disclosure compares the significance of the Estelle Gold Project to the
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         Carlin Gold Trend. We also note disclosures that refer to the project as "truly tier one"
         and otherwise tout the attributes of the project. However, your risk factor disclosures appear to indicate that considerable uncertainty remains regarding these attributes. Please make appropriate revisions to reconcile your disclosures.
Service Agreements, page 70

12. We note your disclosure that certain of your key personnel have service agreements as at
         June 30, 2023. Please file executed versions (rather than "forms of") each of your employment contracts as required by Item 601(b)(10) of Regulation S-K, as contemplated by Item 8 of Form F-1. In the alternative, confirm if true that these agreements are not required to be publicly filed in your home country, are not otherwise publicly disclosed, and therefore are not filed based on Item 601(b)(10)(iii)(C)(5) of Regulation S- K.
Jury Trial Waiver, page 95

13. We note your disclosure that the deposit agreement contains a jury trial waiver that is applicable to any claim under the U.S. federal securities laws. Please provide appropriate risk factor disclosure to highlight the material risks related to this provision, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, whether it may discourage or limit suits against you and whether the provision applies to purchasers in secondary transactions.
Enforceability of Civil Liabilities, page 103

14. We note your disclosure in this section that certain of your directors are non-residents of the United States. We further note disclosure in your corresponding risk factor at page 36 that certain members of your senior management and board of directors are non-residents of the United States. Please revise to clarify whether any of your executive officers are non-residents of the United States.
Exhibits and Financial Statement Schedules
Exhibit 96.1, page E-1

15. The Technical Report Summary that you have filed as support for your disclosures of mineral resources and reserves does not include all of the content prescribed by Item
         601(b)(96) of Regulation S-K. We have identified the information that should be provided in the remaining comments in this letter. Please discuss these observations with the qualified persons involved in preparing the report and arrange to obtain and file a revised
         Technical Report Summary that includes all of the required information.
Property Description, page E-24

16. A description and map showing the location of the property within one-mile, using an easily recognizable coordinate system, is required by Item 601(b)(96)(iii)(B)(3)(i) of
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         Regulation S-K.
Geological Setting, Mineralization and Deposit, page E-32

17. At lease one stratigraphic column and one cross-section of the local geology is required by
         Item 601(b)(96)(iii)(B)(6)(iii) of Regulation S-K.
Exploration, page E-33

18. A plan map showing the locations of drill holes and/or sample locations is required by
         Item 601(b)(96)(iii)(B)(7)(v) of Regulation S-K.
Sample Preparation, Analyses, and Security, page E-38

19. The opinion of the qualified person regarding the adequacy of the sample preparation, security, and analytical procedures is required by Item
601(b)(96)(iii)(B)(8)(iv) of
         Regulation S-K.
Data Verification, page E-39

20. The opinion of the qualified person regarding the adequacy of the data and verification procedures is required by Item 601(b)(96)(iii)(B)(9)(iii) of Regulation S-K.
Mineral Processing and Metallurgical Testing, page E-46

21. A description of the sorting test results and process recoveries/formulation (volume and grade), as used in the cash flow analysis, and the opinion of the qualified person on the adequacy of the metallurgical data, are required by Item
601(b)(96)(iii)(B)(10) and (10)(v)
         of Regulation S-K.
Global Mineral Resource Estimates, page E-60

22. We note that a cut-off grade estimate has been provided with the resource disclosure though it appears the qualified person has been unable to verify the estimate with the information you have provided.

         The cut-off grade calculation and methodology along with the underlying price/cost parameters (e.g., prices, unit costs and definitions) should be provided to comply with
         Item 601(b)(96)(iii)(B)(11)(iii) of Regulation S-K.
23. We note the cutoff grade in Table 11-1 on page 60 is 0.20 g/t, but elsewhere in your report
         e.g., page 78, the cutoff grade is reported as 0.25 g/t. Please review this disclosure and correct as necessary. Please also reconcile the cutoff grade parameters on page 10 and elsewhere with the disclosures on page 81.
Table 13-2, page E-79

24. The tables on pages 79, 88, 138, and 139 should be revised as necessary to enhance
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         readability, i.e. clarity and focus. Please ensure that all tables in the Technical Report
         Summary and any corresponding details in your filing are clearly legible.
Particle Sorting, page E-94

25. We understand that sorting is a major component of your metallurgical process, in which a significant amount of waste material is removed prior to conventional processing. The
         Technical Report Summary should include a life of mine (LOM) table, showing the annual tonnages and grade for each process stream, such as the material feed (ore and stockpile) to the crusher, fine material generated by crushing, material feed to the sorter, the resultant sorted mill product, the sorted waste product, and the combined fines with final sorted product or resultant mill feed, along with the associated recoveries/assumptions used to generate these values.
Environmental Studies, Permitting, Agreements with Local Individuals or Groups, page E-115

26. The opinion of the qualified person as to the adequacy of current plans for environmental compliance, permitting, and addressing issues with local individuals or groups is required by Item 601(b)(96)(iii)(B)(17)(vi) of Regulation S-K.
Capital and Operating Costs, page E-127

27. An estimate for the fine grind and leach processing capital cost should be provided and the estimates for plant infrastructure costs under this heading and the corresponding amounts in the cash flow analysis should be consistent.
28. We note that figures shown in the table of operating costs on page 131 under the column for "$/t Through Process" appear to be based on several different divisors, such as RPM
         Ore Transported, Korbel Ore Processed, Mill Feed, Total Ore Mined, Ore Rehandled, and
         an unknown factor for Fine Grind & Leach.

         These divisors should be clearly identified in this section and along with any and all corresponding disclosures in your filing; you may also revise to utilize a uniform divisor such as $/tonne - mill feed. This comment may also be applicable to the cutoff grade cost parameters and calculations.
Economic analysis, page E-134

29. We note that financial metrics indicating potential economic viability using free cash flow are presented. However, a tabulation showing the after-tax cash flows, with appropriate line items, such as DD&A, taxes, and royalties, along with the associated financial metrics using the after-tax cash flows should be presented to demonstrate your
individual project   s
         potential economic viability to comply with Item 601(b)(96)(iii)(B)(19) of Regulation S-
         K.
30. As it appears that inferred resources have been included in the cash flow analysis in the
         Initial Assessment, additional disclosures, including an economic analysis that excludes
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         the inferred resources, are required to comply with Item 1302(d)(4)(ii) and Item
         601(b)(96)(iii)(B)(19) of Regulation S-K.
Financial Statements
Note 1 Significant Accounting Policies, page F-8

31. We note that you have disclosure on pages 16 and 42 indicating that your financial statements were prepared in accordance with IFRS, as issued by the IASB. However, the audit opinion on page F-2 and your disclosures on pages F-9 and F-46 indicate that the financial statements were prepared in accordance with International Financial Reporting
         Standards, without clarifying whether these were as issued by the IASB.

         Please revise as necessary to clarify whether you have applied International Financial
         Reporting Standards, as issued by the IASB, for all periods. If this is the case, please also confer with your auditor to obtain and include with your next amendment a corresponding audit opinion. However, if this is not the case, please revise as necessary to provide the information required by Item 17(c) and Item 18(b) of Form 20-F, applicable via Item 4(b)
         to Form F-1.
Note 2 Critical Accounting Judgements, Estimates and Assumptions
Exploration and Evaluation Costs, page F-20

32. We note your disclosures on pages F-14 and F-20 explaining that exploration and evaluation costs have been capitalised on the basis that you "...will commence commercial production in the future," and that "costs are only capitalised that are expected to be recovered either through successful development or sale of the relevant mining interest." You also indicate that you conduct a "regular review" to determine the extent to which costs continue to be capitalized for each area of interest.

         However, on page 1 you clarify that you have no operating revenues and "do not anticipate generating revenues in the foreseeable future," while on page 18 you clarify that
         "estimated proven or probable mineral reserves, expected mine life and mineral pricing cannot be determined as the exploration programs, drilling, economic assessments and feasibility studies and pit (or mine) design optimizations have not yet been undertaken," and caution that investors "should not rely on the technical reports, preliminary economic assessments or feasibility studies, if and when completed and published," as indications that you will have successful commercial operations in the future.

         Please describe for us the nature of support that you have compiled in making the assessments referenced in your disclosures pertaining to the capitalization of such costs and conducting your recoverability reviews. Please identify the specific authoritative accounting guidance that you have applied in formulating these accounting policies, and clarify how the disclosures on pages 1 and 18, as referenced above, are not inconsistent with your stated policy and having reported the $56.7 million and $74.7
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         million in capitalized exploration and evaluation costs as of June 30, 2023 and December
         31, 2022, respectively, if this is your view.

         Please also expand your disclosure concerning the recoverability reviews as necessary to clarify the frequency with which such reviews are conducted and to describe the nature and scope of the assessments that are conducted pursuant to this policy to support the continued capitalization of costs.
Note 7 Non-Current Assets - Investment in Associate, page F-22

33. We note your disclosure following the table explaining that you derecognized the assets and liabilities of Snow Lake Resources Ltd. on November 23, 2021, and recognized a loss on deconsolidation. However, in the accompanying tabulation and on page F-3 and elsewhere in the filing you indicate that you recognized a gain on deconsolidation.

         Please revise your accounting and disclosures as necessary to resolve these inconsistencies.
General

34. We note you have checked the box on the cover of your filing indicating that you are an emerging growth company. Please add a risk factor that discusses the reduced disclosure requirements applicable to emerging growth companies. Identify any exemptions and scaled disclosures which overlap with those available to you as both a foreign private issuer and an emerging growth company, and clarify that the described exemptions and scaled disclosures as a result of your status as a foreign private issuer will be available to you even if you no longer qualify as an emerging growth company.
35. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact Ken Schuler, Mining Engineer, at (202) 551-3718. Please contact Liz Packebusch,
Staff Attorney, at (202) 551-8749 or Daniel Morris, Legal Branch Chief, at
(202) 551-3314 with
any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Energy & Transportation
 Christopher Gerteisen
Nova Minerals Ltd
FirstName
August 7, 2023 LastNameChristopher Gerteisen
Comapany
Page    9      NameNova Minerals Ltd
August 7, 2023 Page 9
cc:       Jeffrey Fessler
FirstName LastName